Exhibit (a)(1)(B)

SUMMARY OF OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS FOR NEW OPTIONS

Below is a summary of some aspects of the Offer to Exchange Certain Outstanding Options for New Options (“Offer”) that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

•                  You may only exchange outstanding options granted prior to the date of this Offer, with an exercise price greater than or equal to the higher of (a) $11.42 and (b) a price at least 10% higher than the closing price of our common stock on the expiration date of this Offer.  The minimum exercise price of $11.42 represents a 34% premium above the average closing price of our common stock on the Nasdaq Global Market for the prior 30 trading days leading up to and including June 30, 2009.  We decided to use the 34% premium based on a statistical analysis of companies in our peer group and geographical location who have implemented, or are in the process of implementing, similar tender offers within the last 15 months.

•                  The Eligible Option Information Sheet that you received along with the Offer documents include hypothetical examples of the number of new options that may be granted at various assumed exercise prices and the assumption of other factors, which may change by the expiration date. As noted on the Eligible Option Information Sheet, the number of new options shown on the Eligible Option Information Sheet are hypothetical examples only and are based on assumptions made as of the date hereof. The actual number of new options granted in exchange for tendered eligible options will be determined based upon the closing price of our common stock on the Nasdaq Global Market on the expiration date of the Offer, as well as other valuation assumptions required to be used under the binomial lattice valuation model. The number of shares of our common stock underlying the new options will be rounded to the nearest whole number on a grant-by-grant basis (with fractional shares greater than or equal to point 5 (0.5) rounded up to the nearest whole share and fractional shares less than point 5 (0.5) rounded down to the nearest whole share).  Adjustments to any of the valuation assumptions, such as a change in the volatility of our stock, used to calculate the information in the Summary of the Offer to Exchange will result in a change to the number of new options that may be granted under this Offer. As a result, the number of new options set forth in the Eligible Option Information Sheet may not represent the actual number of new options that you would receive in the Offer.

•                  Your new options will begin to vest on the grant date of the new option, whereby 25% of the new options vesting on the first anniversary of the new grant date, which will be one year from the new grant date, and the remainder vesting ratably on a quarterly basis over the final three years of the vesting period. Thus, no portion of the new option grant will be vested on the new option grant date. Vesting on any date is subject to your continued service to Acme Packet or a subsidiary of Acme Packet through each relevant vesting date.

•                  Your new option will have a maximum term of seven (7) years from the grant date of the new option and shall be classified as a nonstatutory option for U.S. tax purposes.

The Offer is being made under the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Options for New Options and the related Eligible Option Information Sheet and Election Form. You should carefully read all of these documents before you decide whether to participate in the Offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Offer and have included a question and answer section in the Summary Term Sheet as part of the Offer (refer to the “Offer to Exchange Certain Outstanding Options for New Options” document). Participation is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange Certain Outstanding Option for New Options. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Offer, you must access the Offer website at https://acmepacket.equitybenefits.com and follow the instructions on the Offer website. The Offer website will also provide you with certain information about your eligible options, including the grant date, the exercise price, the number of underlying shares and the election alternatives available to you.

If you are not able to submit your election electronically via the Offer website as a result of technical failures of the Offer website, such as the Offer website being unavailable or the Offer website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Eligible Option Information Sheet and Election Form and return it to the Company by hand delivery to Susan Anderson, via facsimile to Susan Anderson at +1 (781) 998-0096 or via electronic mail to sanderson@acmepacket.com. To obtain a paper Eligible Option Information Sheet and Election Form please contact Susan Anderson at +1 (781) 328-4805 or sanderson@acmepacket.com.

You must complete the election process (whether electronically or in paper form) in the foregoing manner before 11:59 p.m., Eastern Daylight Savings Time, on August 5, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Documents submitted by U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted.

If you have any questions, please contact the Susan Anderson, our Stock Plan Administrator at +1 (781) 328-4805 or Andre Normand, our Director of Human Resources at +1 (781) 328-4770.